

July 30, 2012

BY FAX AND U.S. MAIL

John L. Reizian, Esq.
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

> Re: Lincoln Life Flexible Premium Variable Life Account M
> Lincoln National Life Insurance Company ("Lincoln National")
> Initial Registration Statements on Form N-6
> <u>Filing Nos.: 333-181796, 811-08557</u>

Dear Mr. Reizian:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on May 31, 2012. The registration statement received selective review based upon the representations in your May 31, 2012 transmittal letter that the filing is substantially similar to Lincoln National filings reviewed by the staff. Based on our review, we have the following comments. Unless otherwise specified, page numbers refer to the courtesy marked copy of the registration statement.

1. **General Comments**

    Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

2. **Cover Page and Defined Terms**

    a. Please confirm supplementally that the contract names on the front cover pages of the prospectuses are and will continue to be the same as the EDGAR class identifiers.

    b. If the Registrant intends to rely on rule 12h-7 under the 1934 Act, please include a statement in the prospectus to that effect.

3. **Statement of Additional Information** (SAI)

   Please confirm to the staff that no substantive and/or material changes have been made to the SAI in this filing as compared to the SAI under file no. 333-139960, that would require staff review.

4. **Financial Statements, Exhibits, and Other Information**

   Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment, including independent registered public accounting firm and financial information in the SAI.

5. **Powers of Attorney**

   Please provide powers of attorney that relate specifically to these registration statements as required by rule 483(b) of the Securities Act of 1933 ("Securities Act").

6. **Tandy Representation**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

   - the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Office of Insurance Products